July 25, 2024

William Tooley
Chief Executive Officer
Enviro.Farm Systems Inc
18 Grant Street
Plymouth, MA 02360

       Re: Enviro.Farm Systems Inc
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed July 15, 2024
           File No. 024-12397
Dear William Tooley:

       We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed July 15, 2024 The subscription agreement..., page 6

1. We note your revisions in response to prior comment one. This risk factor discloses the location of the exclusive forum as state or federal courts located in Plymouth County,
       Massachusetts, but section 8(o) of Exhibit 4.1 refers only to actions or proceeding, including arbitrations, in that county. It does not state clearly that state or federal courts are the forums. Please revise the exhibit for consistency with this risk factor and to state explicitly that the provision applies to Securities Act claims. Please also tell us, with a view toward disclosure, what federal courts are located in Plymouth County, such that they would be included as an appropriate forum.
Exhibits

2. Please file an updated auditors' consent in the next amendment, as we note the current consent is dated May 30, 2024.
 July 25, 2024
Page 2


       Please contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Arden Anderson, Esq.